Ship Lease Contract
(“Xiechang 18”)

(Unofficial Translation)

Party A:	Zhonghai Engineering Construction General Bureau
Dalian Engineering Construction Bureau
Address:	No. 60-5 Dayang Avenue, Zhongshan District, Dalian
Legal Representative: CHENG Shaowen

Party B:	Fujian Xing Gang Port Service Co., Ltd.
Address:	17th Floor, Building A, Zhongshan Plaza, 154 Hudong Road, Fuzhou
Legal Representative: LIN Qing

Pursuant to the relevant provisions of the “People’s Republic of China Contract Law” and other applicable laws and statutes, Party A and Party B, after friendly consultation, have formulated this leasing contract terms to be adhered to by both parties.

I.	Leasing of a Boat
Based on Party B’s need, Party A agrees to lease “Xiechang 18” (the “Leased Boat”), a non-self-propelling, cutter suction type of dredging boat with a cabin capacity of 2500m3 which it owns, to Party B for its use.  During the term of the lease, Party A will assign crewmen for the Leased Boat; see the attachment hereto, “Crewmen Assignment Agreement”, for details.

II.	Term of the Lease
The term of the lease is three years, starting from June 24, 2010 to June 24, 2013.  Upon the expiration of the term of the lease, Party B shall have the right of first refusal to renew the lease under the same conditions.

III.	Leasing Fee
1. Lease security deposit: Party B must may to Party A a lease security deposit of RMB 24,600,000.00 Yuan within 10 days after the date of delivery of the Leased Boat to Party B.  Within 10 days upon the expiration of the term of the lease, Party A shall return the lease security deposit in one sum to Party B.
2. The Leased Boat lease fee:  the Leased Boat lease fee is RMB 14,700,000.00 Yuan per year, the calculation of which starts from the day when the Leased Boat is delivered to Party B at the port of delivery.  Party B must pay to Party A the lease fee of 3,675,000.00 Yuan for the current quarter at the end of each quarter by bank transfer.  Party A shall be responsible for the one-way dispatch fee for navigating the Leased Boat from its original port of anchor to the port of delivery.
3. Crewmen assignment fee: RMB 3,840,000.00 Yuan per year.  It is payable quarterly, and Party B must pay to Party A the crewmen assignment fee of 960,000.00 Yuan for the current quarter at the end of each quarter by bank transfer.

4. Spare parts fee:
(1) For the sake of management convenience, during the term of the lease, Party A shall purchase all the required spare parts based on the operation need of "Xiechang 18" and provide maintenance and parts replacement repairs based on the condition of the Leased Boat to ensure that the Leased Boat remain in normal working condition.
(2) Party B will pay to Party A the spare parts fee in one lump sum of RMB 41,800,000.00 Yuan per year for Party A to use, with no refund for surplus fee nor supplement for deficit; Party A shall have the said fixed amount of spare parts fee at its disposal, whether or not the actual cost of spare parts for the corresponding year exceeds the said fixed amount.
(3) The spare parts fee is to be paid monthly; Party B must pay to Party A RMB 3,483,333.33 Yuan per month.
(4) Party A shall be responsible for the transportation and moving of the spare parts and for the removal and recycling of the discarded spare parts and bear all the related expenses.

IV.	Delivery of the Leased Boat
1. Time of delivery: June 24, 2010.
2. Place of delivery: Liaoning, actual location of which to be specified by Party B.
3. At the time of delivery, the Leased Boat must be in the normal working condition and be ready to put into project operation.
4. At the time of delivery, Party A and Party B will jointly confirm the fuel stored on board the Leased Boat at the place of delivery.  Before the amount of fuel stored on board is measured, the draft of the front and back of the Leased Boat must be adjusted for balance or the draft differential between the stern and bow of the Leased Boat must not exceed 6 feet.  At the time of delivery, Party A must ensure that the amount of fuel stored on board must be above 80% of the Leased Boat's maximum fuel storage capacity.
5. Since Party B is to pay Party A the lump sum spare parts fee and Party A shall be responsible for the Leased Boat’s maintenance and repair service and for replacement of spare parts on the Leased Boat during the term of the lease, there is no need for the two parties to perform the joint inspection at the time of delivering, and at the time of returning, the Leased Boat.
6. Upon the expiration of the term of the lease, Party B must notify Party A of the location and time of returning the boat 7 days before the expiration of the term of the lease, and Party A must process the return and acceptance procedures based on Party B’s notification and regain control of the Leased Boat and the crewmen assigned to work on board.

V.	Rights and obligations of each of the two parties
(A)           Party A’s rights and obligations
1. During the term of the lease Party A has the right to receive the lease fee according to the provisions herein.  If Party B’s payment of the lease fee is more than one month past due, Party A has the right to resort to legal action at a court and to unilaterally dissolve the contract.

2. During the term of the lease, Party A is responsible for the prompt provision and replacement of the spare parts on the Leased Boat so as to ensure the Leased Boat’s normal operation.
3. Party A confirms the ownership of the Leased Boat and has processed the relevant certificates required by the State law and statutes.
4. During the term of the lease, Party A may, upon obtaining consent from Party B, dispatch a representative to the Leased Boat to supervise the ship operation at its own expense.  If Party A’s representative believes that any of Party B’s actions violates this contract or can damage the main structure of the Leased Boat, Party A must issue a written report and settle the matter between the two parties amicably through friendly consultation.
5. Party A warrants that, on the day of delivering the Leased Boat and during the term of the lease, the technical specifications of the Leased Boat are in conformity with those specified in all the ownership certificates; if there are discrepancies, the lease fee shall be reduced and such reduction should be an amount sufficient to compensate the lessee for any resulting loss.
6. Party A warrants that, on the day of delivering the Leased Boat and during the term of the lease, the Leased Boat is tight, solid, strong and in good working condition, and is suitable for the operation of the project; the body of the Leased Boat and the machines and equipment on board are in full working condition.
7. On the day of delivering the boat, Party A must also provide all the certificates required for its operation, including but not limited to “People’s Republic of China Ship and Vessel Ownership Registration Certificate”, “People’s Republic of China Ship and Vessel Nationality Certificate”, “Maritime Ship and Vessel Inspection Certification Record”, “Maritime Cargo Vessel Seaworthiness Certificate”, “Maritime Ship and Vessel Tonnage Certificate”, “Maritime Ship and Vessel Oil Pollution Prevention Certificate” and “Maritime Ship and Vessel Load Line Certificate”.
8. During the term of the lease, Party A must process on time, completely and fully all the procedures regarding ship inspections and insurances at its own cost; Party B must provide active cooperation and must not knowingly set up any obstacles.
9. Before delivering the Leased Boat, Party A must engage a professional shipyard to perform comprehensive inspection and repairs on the Leased Boat and ensure that the Leased Boat has a life of use no less than ten years.
10. During the term of the lease, Party A must assign crewmen for the Leased Boat who are competent and have professional qualifications for their respective posts in accordance with the provisions of "Crewmen Assignment Agreement".  (See Attachment 1 hereto, "Crewmen Assignment Agreement", for details.
11. If, due to business need, Party A needs to relocate its office to a new address or to change its bank account, Party A must notify Party B in writing fifteen business days in advance; if there is need to change the contact telephone number, Party A must notify Party B in writing two business days in advance.
12. Party A's unilateral dissolution of this contact during the term of the lease or leasing the Leased Boat to a third party without prior consent from Party B shall constitute the breach of contract; Party B shall have the right to demand the continuation of the performance of this contract; Party A must at such time pay a breach penalty of RMB 15,000,000.00 to Party B and compensate Party B for any resulting loss.

(B)           Party B’s rights and obligations
1. Starting from the day of the execution of this contract, Party B has the right to dispatch its representatives at its own expenses to inspect the Leased Boat and familiarize themselves with the operation of the Leased Boat.  Party A’s Leased Boat and the crewmen on board must follow the management of Party B’s representatives and conduct project operation according to the directions issued by Party B’s representatives.
2. During the term of the lease, Party B has the right to sublease the Leased Boat; however Party B shall still have full responsibility toward Party A to perform this contract.
3. During the term of the lease, Party B must pay the lease fee on time in accordance with the provisions herein.
4. The use of the Leased Boat leased by Party B from Party A is limited to port dredging operations and similar projects.  If Party B needs engage the Leased Boat for any other purposes, Party B must obtain consent from Party A before any implementation.
5. During the term of the lease, Party B shall still pay the lease fee when the Leased Boat is unable to be operated normally due to climate factors (such as Typhoon, rain or fog).
6. Any damages and losses suffered by both parties due to the occurrence of any humanly irresistible disaster or to government edicts and military action, whether or not the Leased Boat is in navigation or in mooring, must be handled in accordance with the provisions of maritime laws and statutes.
7. During the term of the lease, Party B shall not dispatch the Leased Boat to, or let it enter, any frozen waters, nor shall Party B let the Leased Boat enter an area where, at the time of the Leased Boat's arrival, the light tower, light boat, navigation mark or buoy will be, or are likely to be, removed soon or an dangerous area with ice hazard, such that the Leased Boat will not be able to arrive at the location of operation smoothly or to exit the location after its operation.
8. During the term of the lease, before obtaining consent from Party A in writing, Party B shall not dispatch the Leased Boat to dock at a Taiwan port or let it navigate out of the border of the People's Republic of China for any reason or any purpose.
9. During the term of the lease, Party B is strictly forbidden to use the Leased Boat to transport any hazardous material.  Party B shall not use the Leased Boat to engage in any illegal activities, including but not limited to smuggling, pilfering, stealing and illegal immigration.
10. If Party B fails to pay the lease fee or pay the lease fee in full for the corresponding quarter, and the delay of such payment is more than 10 business days, Party B then shall, starting from the following month, pay a breach penalty calculated at the daily rate of 0.05% of the total of the unpaid portion of the lease fee; but the cumulative total of such breach penalty shall not exceed 3% of the lease fee for the corresponding period.

VI.	Resolution of Dispute
All disputes arising from the performance of, or in connection with, this contract must be settled through consultation between the two parties; if such consultation fails, the dispute can be submitted to the jurisdiction of the people’s court at Party B’s location.

VII.	Others
1. All attachments hereto are the component parts of this contract and shall have the same legal effect as this contract.
2. The original of this contract is in duplicates, with one each to Party A and Party B; this contract will take effect after it is signed and imprinted with seals by both Party A and Party B.
3. All matters not covered herein shall be settled in supplemental agreements through consultation between the two parties, and all such supplemental agreements shall have the same legal effect as this contract.

Party A:	/seal/ Zhonghai Engineering Construction General Bureau
Dalian Engineering Constructioin Bureau
Legal Representative:	/s/ QIU Shandao

Party B:	/seal/ Fujian Xing Gang Port Service Co., Ltd.
Legal Representative:	/s/ LIN Qing

Date:    June 24, 2010